SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ANSYS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03662Q105

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03662Q105

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Willis Stein & Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,342,553 8. Shared Voting Power 9. Sole Dispositive Power 2,342,553 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,342,553

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.12%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 03662Q105

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Willis Stein & Partners Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,492,409 8. Shared Voting Power 9. Sole Dispositive Power 2,492,409 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,492,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.51%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 03662Q105

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Willis Stein & Partners Management II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,492,409 8. Shared Voting Power 9. Sole Dispositive Power 2,492,409 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,492,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.51%

14.	Type of Reporting Person (See Instructions)	OO

Item 1. Identity and Background

This statement relates to the common stock of, $0.01 par value per share (the “Shares”) of ANSYS, Inc., a Delaware corporation (“ANSYS”). The address of ANSYS’ principal executive office is 275 Technology Drive, Canonsburg, PA 15317.

Item 2. Identity and Background

This statement is filed by Willis Stein & Partners II, L.P., a Delaware limited partnership (“Fund II”), by virtue of its direct ownership of Shares, by Willis Stein & Partners Management II, L.P., a Delaware limited partnership (the “Fund II General Partner”), by virtue of being the sole general partner of Fund II, and by Willis Stein & Partners Management II, LLC, a Delaware limited liability company (“Management II”), by virtue of being the sole general partner of the Fund II General Partner.

In addition, Willis Stein & Partners Dutch, L.P. (“Dutch”), Willis Stein & Partners III, L.P. (“Fund III”), Willis Stein & Partners Dutch III-A, L.P. (“Dutch III-A”), Willis Stein & Partners Dutch III-B, L.P. (“Dutch III-B”), and Willis Stein & Partners III-C, L.P. (“Fund III-C”), each Delaware limited partnerships, also directly own Shares. The Fund II General Partner is the sole general partner of Dutch. Willis Stein & Partners Management III, L.P., a Delaware limited partnership (the “Fund III General Partner”), is the sole general partner of each of Fund III, Dutch III-A, Dutch III-B and Fund III-C, and Willis Stein & Partners Management III, LLC, a Delaware limited liability company (“Management III”), is the sole general partner of the Fund III General Partner.

John R. Willis, Avy H. Stein and Daniel H. Blumenthal (collectively, the “Managing Partners”) are the Managing Partners of each of Management II and Management III. However, none of the Managing Partners, acting alone, has voting or dispositive authority over any Shares.

Fund II, Fund III, Dutch, Dutch III-A, Dutch III-B and Fund III-C (collectively, the “Funds”) are private equity funds. The Fund II General Partner, the Fund III General Partner, Management II and Management III (collectively, the “Management Entities”) are primarily engaged in management of the Funds, in the roles described above. The principal occupation of each of the Managing Partners is serving as a Managing Partner of each of Management II and Management III. Each of the Managing Partners is a United States citizen. The address of each of the Funds, the Management Entities and the Managing Partners is 1 North Wacker Drive, Suite 4800, Chicago, Illinois 60606.

During the last five years, none of the Funds, the Management Entities or the Managing Partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and none of the Funds, the Management Entities or the Managing Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Funds acquired their Shares on May 1, 2006 pursuant to an Agreement and Plan of Merger dated as of February 15, 2006, among ANSYS, ANSYS XL, LLC, BEN I, Inc., HINES II, Inc., Heat Holdings Corp.,

Aavid Thermal Technologies, Inc., TROY III, Inc., Fluent Inc. (“Fluent”) and, for certain limited purposes, the Funds and Fund II, as stockholders’ representative (the “Merger Agreement”), pursuant to which ANSYS acquired Fluent. Under the terms of the Merger Agreement, the Funds and the other holders of the equity securities being acquired by ANSYS pursuant to the Merger Agreement received cash and Shares in exchange for their direct and indirect equity interest in Fluent. A portion of the Shares issued to the Funds are subject to an indemnification escrow pursuant to which such Shares may be returned to ANSYS to cover certain losses incurred by ANSYS, if any, in connection with breaches of certain covenants and representations and warranties contained in the Merger Agreement and certain other matters. The foregoing summary of the Merger Agreement is qualified by the text of the Merger Agreement, which is attached to this statement as Exhibit 1 and incorporated by reference.

Item 4. Purpose of Transaction

The Funds acquired their Shares pursuant to the Merger Agreement in order to acquire an equity interest in ANSYS in exchange for their indirect ownership of Fluent. Pursuant to the Merger Agreement, Daniel H. Blumenthal serves as a director of ANSYS.

The Funds intend to review their investment in ANSYS on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting ANSYS, ANSYS’ business and prospects, the investment objectives of the Funds, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in ANSYS. Such decreases may be effected pursuant to a shelf registration statement to be filed by ANSYS or the exercise of registration rights held by the Funds, in each case pursuant to the terms and conditions of the Registration Rights Agreement dated as of February 15, 2006 among ANSYS, the Funds, and certain other parties (the “Registration Rights Agreement”), and the Merger Agreement. Pursuant to the Merger Agreement and Registration Rights Agreement, ANSYS is obligated to file a registration statement to permit the resale of the Shares issued pursuant to the Merger Agreement and to maintain the effectiveness of the registration statement through the second anniversary of the effectiveness date. Under the Registration Rights Agreement, ANSYS is required to pay all registration expenses, except for selling commissions, discounts and any out-of-pocket expenses of the selling stockholders, and ANSYS is also required to indemnify the selling stockholders from and against any losses caused by any untrue statement of material fact contained in any registration statement. Each selling stockholder generally will be required to provide information about itself and the specifics of the sale, be named as a selling stockholder in the related prospectus, and indemnify ANSYS from any liabilities relating to any untrue statement of material fact provided by the stockholder for inclusion in any registration statement. Pursuant to the terms of the Registration Rights Agreement, the Funds are subject to limitations on sales during the six month period ending November 1, 2006 and subject to certain insider trading policies of ANSYS. The foregoing summary of the Registration Rights Agreement is qualified by the text of the Registration Rights Agreement, which is attached to this statement as Exhibit 2 and incorporated by reference.

Except as described in this statement, none of the Funds, the Management Entities or the Managing Partners has any plan or proposal which relate to or would result in: (a) the acquisition by any person of additional securities of ANSYS, or the disposition of securities of ANSYS; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ANSYS or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of ANSYS or any of its subsidiaries; (d) any change in the present board of directors or management of ANSYS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of ANSYS; (f) any other material change in ANSYS’ business or corporate structure; (g) changes in ANSYS’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ANSYS by any person; (h) causing a class of securities of ANSYS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of ANSYS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this statement, Fund II directly owns 2,342,553 Shares (approximately 6.12% of the 38,273,775 outstanding Shares as of May 3, 2006, as reported in ANSYS’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2005), Dutch directly owns 149,856 Shares (approximately 0.39% of the outstanding Shares), Fund III directly owns 1,237,652 Shares (approximately 3.23% of the outstanding Shares), Dutch III-A directly owns 37,265 Shares (approximately 0.10% of the outstanding Shares), Dutch III-B directly owns 37,265 Shares (approximately 0.10% of the outstanding Shares), and Fund III-C directly owns 10,732 Shares (approximately 0.03% of the outstanding Shares), in each case including Shares held in escrow pursuant to the terms of the Merger Agreement.

The Fund II General Partner and Management II, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the 2,492,409 Shares directly owned by Fund II and Dutch (approximately 6.51% of the outstanding Shares). The Fund III General Partner and Management III, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the 1,322,914 Shares directly owned by Fund III, Dutch III-A, Dutch III-B and Fund III-C (approximately 3.46% of the outstanding Shares). The Managing Partners disclaim beneficial ownership of all Shares beneficially owned by the Funds and the Managing Entities.

(b) Each of Fund II and Dutch, together with the Fund II General Partner and Management II, has sole voting power and sole investment power with respect to its Shares. Each of Fund III, Dutch III-A, Dutch III-B and Fund III-C, together with the Fund III General Partner and Management III, has sole voting power and sole investment power with respect to its Shares.

(c) Other than the acquisitions described in Item 3 above, during the past 60 days, none of the Funds, the Managing Entities or the Managing Partners have effected any Share transactions.

(d) No person (other than the Fund II General Partner and Management II with respect to Shares owned by Fund II and Dutch, and the Fund III General Partner and Management III with respect to Shares owned by Fund III, Dutch III-A, Dutch III-B and Fund III-C), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under Item 3 with respect to the Merger Agreement and Item 4 with respect to the Registration Rights Agreement is incorporated by reference.

Pursuant to a Voting Agreement dated as of February 15, 2006 among the Funds and ANSYS (the “Voting Agreement”), each of the Funds agreed to cause their Shares to be represented at ANSYS’ 2006 stockholders meeting for purposes of a quorum and to vote their Shares at the meeting in favor of (i) an amendment to ANSYS’ Restated Certificate of Incorporation increasing the number of authorized Shares to an aggregate of 150,000,000, and (ii) an increase in the number of Shares which may be issued under the ANSYS’ employee stock option plans to an aggregate of 13,700,000. The foregoing summary of the Voting Agreement is qualified by the text of the Voting Agreement, which is attached to this statement as Exhibit 3 and incorporated by reference.

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Funds, the Managing Entities and the Managing Partners and between such persons any other person with respect to any securities of ANSYS, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1

Agreement and Plan of Merger dated as of February 15, 2006, among ANSYS, ANSYS XL, LLC, BEN I, Inc., HINES II, Inc., Heat Holdings Corp., Aavid Thermal Technologies, Inc., TROY III, Inc., Fluent Inc. and, for certain limited purposes described therein, the Funds and Fund II, as stockholders’ representative, incorporated by reference to Exhibit 2.1 to ANSYS’ Current Report on Form 8-K dated as of February 15, 2006.

Exhibit 2

Registration Rights Agreement dated as of February 15, 2006 among ANSYS, the Funds, and certain other parties, incorporated by reference to Exhibit 10.1 to ANSYS’ Current Report on Form 8-K dated as of February 15, 2006.

Exhibit 3	Voting Agreement dated as of February 15, 2006 among the Funds and ANSYS, incorporated by reference to Exhibit 10.2 to ANSYS’ Current Report on Form 8-K dated as of February 15, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2006

/s/ Daniel Blumenthal

Daniel Blumenthal, as Managing Partner of Willis Stein & Partners Management II, LLC, general partner Willis Stein & Partners Management II, L.P., general partner of Willis Stein & Partners II, L.P.